Exhibit 99.1

Contact: Robert Lentz

(614) 439-6006

SCI Engineered Materials, Inc. Reports

2023 Fourth Quarter and Full-Year Results

COLUMBUS, Ohio (February 9, 2024) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the three months and twelve months ended December 31, 2023. SCI is a global supplier and manufacturer of advanced materials for physical vapor deposition thin film applications who works closely with end users and OEMs to develop innovative, customized solutions.

Jeremy Young, President, and Chief Executive Officer stated “2023 marks the fourth consecutive year of record revenue and record earnings per share. These achievements are attributable to further implementation of SCI’s long-term growth strategy, which includes increased presence in target markets, enhanced manufacturing capabilities and continued efforts to strengthen the Company’s financial condition. We ended 2023 with a solid backlog of orders from a growing customer base and look forward to building on these key accomplishments in 2024.”

Revenue

The Company had record revenue for the twelve months ended December 31, 2023. Revenue was $27,984,083 for 2023 compared to $23,467,030 the prior year, an increase of 19%. The 2023 fourth quarter revenue increased 21% to $7,029,123 from $5,818,755 for the same period a year ago. Higher volume was the most significant factor that contributed to the revenue increase in both periods versus the prior year.

Order backlog was approximately $7.0 million on December 31, 2023, compared to $6.1 on September 30, 2023, and $4.1 million at 2022 year-end. Customer orders remained strong throughout the 2023 fourth quarter.

Gross profit

Gross profit was $5,251,633 for 2023 compared to $4,786,955 the prior year, an increase of approximately 10%. For the 2023 fourth quarter, gross profit increased over 3% to $1,286,763 from $1,243,603 a year ago. Both periods in 2023 benefited from higher revenue, which included additional shipments of low margin products, compared to the same periods in 2022.

Operating expenses

Operating expenses (general and administrative, research and development (R&D), and marketing and sales) for the twelve months and three months ended December 31, 2023, primarily reflected increased amounts related to the Company’s revenue growth. Specific items included higher compensation and benefits, external consulting, and participation in additional industry trade shows. Operating expenses for 2023 increased 20% to $2,757,385 from $2,306,737 the prior year. For the 2023 fourth quarter, operating expenses were $741,768 compared to $578,836 a year ago, an increase of 28%.

Interest

The increase in net interest income for the twelve months and three months ended December 31, 2023, compared to the prior year periods was due to higher cash plus approximately $2 million invested in marketable securities during the fourth quarter of 2022. Interest income also benefited from higher interest rates during 2023. For 2023, net interest income was $286,361 compared to $19,201 a year ago. Net interest income for the 2023 fourth quarter was $92,218 versus $7,302 for the same period in 2022.

Income taxes

Income taxes increased 8% to $586,710 for 2023 from $542,395 the prior year. Income taxes for the 2023 fourth quarter were $71,477 compared to $230,820 for the same period in 2022. The quarterly income tax provision for both periods was impacted by the true-up of the expected annual effective tax rate to actual. The effective tax rate for 2023 was 21.1% compared to 21.7% for 2022.

Net Income

Net income increased 12% and 28%, respectively, for the twelve months and three months ended December 31, 2023, compared to the same periods in 2022. For 2023, net income increased to

$2,193,899 from $1,957,024 the prior year. The Company’s 2023 fourth quarter net income was $565,736 versus $441,249 in 2022.

Earnings per share were $0.48 in 2023 versus $0.43 in 2022. For the 2023 fourth quarter, earnings per share were $0.12 compared to $0.10 for the same period a year ago.

Cash and Investments

Cash and investments were $7,668,472 on December 31, 2023, compared to $5,937,231 on the same date a year ago, an increase of 29%. These amounts include investments in marketable securities of $1,994,478 on December 31, 2023, and $1,989,265 on the same date in 2022. The higher amount of cash at 2023 year-end was due to net cash provided by operating activities during the year, partially offset by investment in the Company’s manufacturing footprint and acquisition of production equipment.

Debt outstanding

Total debt outstanding was $49,149 on December 31, 2023, a decrease of 66% from $146,516 the prior year. The entire amount of debt outstanding was attributable to finance lease obligations. There were principal payments of $97,367 related to finance lease obligations during 2023.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://www.twitter.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2023. One or more of these factors have affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$5,673,994	$3,947,966
Investments - marketable securities, short term	1,000,000	989,265
Accounts receivable, less allowance for doubtful accounts	910,647	895,839
Inventories	4,654,398	2,177,917
Prepaid purchase orders and expenses	1,338,438	136,134
Total current assets	13,577,477	8,147,121

Property and Equipment, at cost	9,603,316	9,363,206
Less accumulated depreciation and amortization	(7,359,310)	(7,101,573)
Property and equipment, net	2,244,006	2,261,633

Other Assets
Investments, net - marketable securities, long term	994,478	1,000,000
Right of use asset, net	592,170	185,072
Deferred tax asset	-	151,164
Other assets	78,289	85,138
Total other assets	1,664,937	1,421,374
TOTAL ASSETS	$17,486,420	$11,830,128

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short term debt	$49,149	$97,367
Operating lease, short term	111,193	105,789
Accounts payable	385,489	514,512
Customer deposits	4,871,035	1,825,595
Accrued expenses	527,595	392,233
Total current liabilities	5,944,461	2,935,496

Long term debt	-	49,149
Deferred tax liability	69,846	-
Operating lease, long term	492,080	99,834
Total liabilities	6,506,387	3,084,479

Total shareholders' equity	10,980,033	8,745,649
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$17,486,420	$11,830,128

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2023 AND 2022

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2023	2022	2023	2022

Revenue	$7,029,123	$5,818,755	$27,984,083	$23,467,030
Cost of revenue	5,742,360	4,575,152	22,732,450	18,680,075
Gross profit	1,286,763	1,243,603	5,251,633	4,786,955
General and administrative expense	486,111	378,914	1,771,263	1,549,696
Research and development expense	129,530	103,531	501,937	375,728
Marketing and sales expense	126,127	96,391	484,185	381,313
Income from operations	544,995	664,767	2,494,248	2,480,218
Interest income, net	92,218	7,302	286,361	19,201
Income before provision for income taxes	637,213	672,069	2,780,609	2,499,419
Income tax expense	71,477	230,820	586,710	542,395
NET INCOME	$565,736	$441,249	$2,193,899	$1,957,024
Earnings per share - basic and diluted
Income per common share
Basic	$0.12	$0.10	$0.48	$0.43
Diluted	$0.12	$0.10	$0.48	$0.43
Weighted average shares outstanding
Basic	4,530,207	4,518,613	4,528,948	4,515,002
Diluted	4,561,481	4,546,787	4,559,786	4,542,891

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
CASH PROVIDED BY (USED IN):
Operating activities	$2,281,279	2,398,155
Investing activities	(457,884)	(2,494,429)
Financing activities	(97,367)	(96,702)
NET INCREASE (DECREASE) IN CASH	1,726,028	(192,976)

CASH - Beginning of period	3,947,966	4,140,942

CASH - End of period	$5,673,994	$3,947,966